CORP.

July 15, 2005

John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Mail Stop 0511

Washington, DC 20549

Re:       InstaCare Corporation

            Preliminary Information Statement filed December 2, 2004

            File No. 000-33187

Dear Mr. Reynolds:

InstaCare Corporation, formerly known as CareDecision Corporation, hereby withdraws its Preliminary Information Statement, File No. 000-33187, originally filed on December 2, 2004 and as amended and filed on July 14, 2005.

Please direct any further inquiries on this matter to the undersigned.

Sincerely,

Keith Berman, President

cc: Thomas C. Cook, Esq.

InstaCare Corporation